82-1072

The Standard (Thursday, 20th May, 2004)

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 511)

ANNUAL GENERAL MEETING HELD ON 19 MAY 2004
POLL RESULTS

Television Broadcasts Limited ("the Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of the Company held on 19 May 2004 as follows:

	Ordinary Resolutions	Number of Votes (%) For	Number of Votes (%) Against
1.	To adopt the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2003.	185,770,085 100.00%	– 0.00%
2.	To sanction a final dividend for the year ended 31 December 2003.	188,942,641 100.00%	– 0.00%
3(a).	To re-elect the following Directors:		
	(i) Mr. Norman Leung Nai Pang	189,220,641 99.79%	397,000 0.21%
	(ii) Mr. Ho Ting Kwan	189,220,642 99.79%	397,000 0.21%
	(iii) Mr. Robert Sze Tsai To	189,220,642 99.79%	397,000 0.21%
	(iv) Mrs. Christina Lee Look Ngan Kwan	189,220,642 99.79%	397,000 0.21%
3(b).	To fix Directors' remuneration.	189,220,637 99.79%	397,005 0.21%
4.	To appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Directors to fix their remuneration.	189,617,642 100.00%	– 0.00%
5(I).	To give a general mandate to the Directors to issue additional shares.	172,392,866 91.74%	15,523,776 8.26%
5(II).	To give a general mandate to the Directors to repurchase issued shares.	189,617,642 100.00%	– 0.00%
5(III).	To extend the authority given to the Directors under Resolution 5(I) to shares repurchased under the authority given under Resolution 5(II).	187,406,637 98.83%	2,211,005 1.17%
5(IV).	To extend the period during which the Company's Register of Members may be closed in 2004.	189,080,642 99.72%	537,000 0.28%

As more than 50% of the votes were cast in favour of the resolutions, the above resolutions were duly passed as ordinary resolutions.

	Special Resolutions	Number of Votes (%) For	Number of Votes (%) Against
5(V).	To adopt new Articles of Association of the Company.	189,617,642 100.00%	– 0.00%
5(VI).	To delete the objects clause of the Memorandum of Association of the Company.	189,617,642 100.00%	– 0.00%

As more than 75% of the votes were cast in favour of the resolutions, the above resolutions were duly passed as special resolutions.

The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM was 190,637,240 shares.

The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM: Nil.

PricewaterhouseCoopers acted as scrutineer for the vote-taking at the AGM.

As at the date hereof, the Board of Directors of the Company comprises the following Directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Norman Leung Nai Pang, G.B.S., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Chow Yei Ching, O.B.E.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. *
Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Chien Lee (alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

For and on behalf of
Television Broadcasts Limited